SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                               (Amendment No. 1)*

                              Vision-Sciences, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    927912105
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                                 (CUSIP Number)

                                February 14, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927912105                    13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Joseph Edelman
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     3,703,702*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,553,702*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     150,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,703,702*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%*
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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

----------
*Includes 740,740 shares underlying convertible securities beneficially owned by Mr. Edelman the terms of which limit the combined beneficial ownership of the Reporting Persons to 9.99% of the Issuer's common stock, subject to waiver of such limitation by the Reporting Persons upon 61 days notice to the Issuer. Accordingly, Mr. Edelman expressly disclaims beneficial ownership of any shares underlying convertible securities of the Issuer that, by virtue of such terms, are not deemed to be beneficially owned by Mr. Edelman.


                               Page 2 of 8 Pages

CUSIP No. 927912105                    13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Turalski
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     150,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      150,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Less than 1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 3 of 8 Pages

Item 1.

      (a)   Name of Issuer.

            Vision-Sciences, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            9 Strathmore Road
            Natick, MA 01760

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman and Thomas Turalski (collectively, the "Reporting Persons"). See
            Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the Reporting Persons is:

            c/o First New York Securities, LLC
            850 Third Avenue, 8th Floor
            New York, NY 10022

      (c)   Citizenship.

            Each of the Reporting Persons is a United States citizen.

      (d)   Title of Class of Securities.

            Common Stock, $0.01 par value

      (e)   CUSIP Number.

            927912105


                               Page 4 of 8 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)  |_|  Broker or dealer registered under Section 15 of the Act.
      (b)  |_|  Bank as defined in Section 3(a)(6) of the Act.
      (c)  |_|  Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment Company registered under Section 8 of the Investment Company Act.
      (e)  |_|  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with Rule 13d(Y)1(b)(1)(ii)(F).
      (g)  |_|  Parent holding company, in accordance with Rule 13d-1(b)(ii)(G).
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
      (j)  |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

            Mr. Edelman:       3,703,702* (comprised of (i) 2,222,222 shares and
                               warrants to purchase 555,555* shares held by Perceptive Life Sciences Master Fund Ltd.
                               ("Master Fund"), a Cayman Islands company of which the investment manager is Perceptive
                               Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member and (ii) 740,740 shares and warrants to purchase 185,185* shares held by Mr. Edelman directly).

            Mr. Turalski       150,000 (comprised of 150,000 shares held by the
                               Master Fund, of which shares Mr. Turalski shares dispositive power with Mr. Edelman).

      (b)   Percent of Class.

            Mr. Edelman:       9.99%* (based on (i) 31,163,412 shares
                               outstanding as of January 31, 2005 as reported in the Company's Form 10-Q for the quarter ended
                               December 31, 2004 (the "10-Q"), and (ii) an additional 3,703,702 shares issued on February
                               14, 2005, as reported in the 10-Q).

            Mr. Turalski:      Less than 1%

*The terms of convertible securities beneficially owned by Mr. Edelman limit the combined beneficial ownership of the Reporting Persons to 9.99% of the Issuer's common stock, subject to waiver of such limitation by the Reporting Persons upon 61 days notice to the Issuer. Accordingly, Mr. Edelman expressly disclaims beneficial ownership of any shares underlying convertible securities of the Issuer that, by virtue of such terms, are not deemed to be beneficially owned by Mr. Edelman.


                               Page 5 of 8 Pages

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:
                                                         Mr. Edelman: 3,703,702*

                                                         Mr. Turalski: 0

            (ii)  shared power to vote or to direct the vote:
                                                         Mr. Edelman: 0

                                                         Mr. Turalski: 0

            (iii) sole power to dispose or to direct the disposition of:
                                                         Mr. Edelman: 3,553,702*

                                                         Mr. Turalski: 0

            (iv)  shared power to dispose or to direct the disposition of:
                                                         Mr. Edelman: 150,000

                                                         Mr. Turalski: 150,000

Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            As referred to in Item 4, other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares reported herein. In that regard Mr. Edelman is the managing member of Perceptive Advisors LLC, the investment manager of the Master Fund. Accordingly, the Master Fund has the right to receive and the power to direct the receipt of, dividends and the proceeds from the sale of the shares reported herein that are held through the Master Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            See Item 4(a) above, which is incorporated by reference herein.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.

*The terms of convertible securities beneficially owned by Mr. Edelman limit the combined beneficial ownership of the Reporting Persons to 9.99% of the Issuer's common stock, subject to waiver of such limitation by the Reporting Persons upon 61 days notice to the Issuer. Accordingly, Mr. Edelman expressly disclaims beneficial ownership of any shares underlying convertible securities of the Issuer that by virtue of such terms, are not deemed to be beneficially owned by Mr. Edelman.


                               Page 6 of 8 Pages

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2005


                                          /s/ Andrew Sankin, as attorney in fact
                                          --------------------------------------
                                              Joseph Edelman


                                          /s/ Thomas Turalski
                                          --------------------------------------
                                              Thomas Turalski

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 7 of 8 Pages

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Vision-Sciences, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: February 23, 2005


                                          /s/ Andrew Sankin, as attorney in fact
                                          --------------------------------------
                                              Joseph Edelman


                                          /s/ Thomas Turalski
                                          --------------------------------------
                                              Thomas Turalski


                               Page 8 of 8 Pages